                                                                    Exhibit 99.1

                              SAP QUARTERLY REPORT
                                3RD QUARTER 2001

                                    SAP GROUP
                         CONSOLIDATED INCOME STATEMENTS
                        THREE MONTHS ENDED SEPTEMBER 30,
                                   UNAUDITED

(In Euro millions)

                                                       2001      2000     CHANGE
                                                     ------    ------    -------
      Software revenue                                  447       480        -7%
      Maintenance revenue                               548       433        27%
   Product revenue                                      995       913         9%
      Consulting revenue                                524       404        30%
      Training revenue                                  113        95        19%
   Service revenue                                      637       499        28%
   Other revenue                                         17         9        89%
TOTAL REVENUE                                         1,649     1,421        16%
   Cost of product                                     -203      -174        17%
   Cost of service                                     -510      -429        19%
   Research and development                            -217      -223        -3%
   Sales and marketing                                 -438      -347        26%
   General and administration                           -97       -93         4%
   Other income/expenses, net                           -25        -7       257%
TOTAL OPERATING EXPENSE                              -1,490    -1,273        17%

OPERATING INCOME                                        159       148         7%
   Other non-operating income/expenses, net              20         5       300%
   Financial income, net                                -70        -4    -1,650%
INCOME BEFORE INCOME TAXES                              109       149       -27%
   Income taxes                                         -69       -62        11%
   Minority interest                                     -3        -4       -25%
NET INCOME                                               37        83       -55%

Basic earnings per share (in Euro)                     0.12      0.26       -54%
Weighted average shares outstanding
(in thousands of shares)                            314,239   314,488

                                    SAP GROUP
                         CONSOLIDATED INCOME STATEMENTS
                        NINE MONTHS ENDED SEPTEMBER 30,
                                   UNAUDITED

(In Euro millions)

                                                     2001       2000      CHANGE
                                                   ------     ------     -------
      Software revenue                              1,551      1,403         11%
      Maintenance revenue                           1,548      1,202         29%
   Product revenue                                  3,099      2,605         19%
      Consulting revenue                            1,511      1,129         34%
      Training revenue                                349        290         20%
   Service revenue                                  1,860      1,419         31%
   Other revenue                                       67         78        -14%

TOTAL REVENUE                                       5,026      4,102         23%

   Cost of product                                   -589       -487         21%
   Cost of service                                 -1,434     -1,279         12%
   Research and Development                          -653       -709         -8%
   Sales and marketing                             -1,283     -1,117         15%
   General and administration                        -279       -310        -10%
   Other income/expenses, net                         -50        -12        317%

TOTAL OPERATING EXPENSE                            -4,288     -3,914         10%

OPERATING INCOME                                      738        188        293%

   Other non-operating income/expenses, net            -9        -38        -76%
   Financial income, net                             -170        281       -160%

INCOME BEFORE INCOME TAXES                            559        431         30%

   Income taxes                                      -288       -177         63%
   Minority interest                                   -9         -5         80%
   NET INCOME                                         262        249          5%

Basic earnings per share (in Euro)                   0.83       0.79          5%
Weighted average shares outstanding
(in thousands of shares)                          314,317    314,342

                                    SAP GROUP
                          CONSOLIDATED BALANCE SHEETS
                                   UNAUDITED

(In Euro millions)

                                                       09/30/2001  12/31/2000
                                                       ----------  ----------
ASSETS

Intangible assets                                             496         116
Property, plant and equipment                                 957         871
Financial assets                                              748         637

FIXED ASSETS                                                2,201       1,624

Inventories/accounts receivables                            2,002       2,393
Liquid assets/marketable securities                           809       1,182

CURRENT ASSETS                                              2,811       3,575

DEFERRED TAXES                                                295         305

PREPAID EXPENSES                                              196         115

TOTAL ASSETS                                                5,503       5,619


SHAREHOLDERS' EQUITY AND LIABILITIES

SHAREHOLDERS' EQUITY                                        2,722       2,927(1)

MINORITY INTEREST                                              57          61

RESERVES AND ACCRUED LIABILITIES                              966       1,435

OTHER LIABILITIES                                           1,212         831

DEFERRED INCOME                                               546         365

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                  5,503       5,619
                                                            -----       -----
Days sales outstanding                                         92          93

----------
(1)  Includes temporary equity of Euro 409.5 million.

As a result of surpassing the 20% ownership threshold in Commerce One Inc., SAP is required to use the equity method of accounting to record, in finance income, a portion of Commerce One's net income or loss based upon SAP's investment percentage. In addition, SAP allocated the purchase price based on the ownership percentage of the Commerce One's recorded net equity. Any excess purchase price resulted in capitalization of additional assets including, in-process research and development ("in-process R&D"), software or other intangibles. Amounts pertaining to in-process R&D were written off immediately. Other intangibles identified are amortized over their estimated useful lives. Remaining amounts were considered goodwill, which is not amortized but rather will be subjected to annual impairment testing. Amounts capitalized are recorded in financial assets and related expenses are reflected in finance income.

                                    SAP GROUP
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                        NINE MONTHS ENDED SEPTEMBER 30,
                                   UNAUDITED

(In Euro millions)

Net income before minority interest                                          262
Minority interest                                                              9
                                                                           -----
Net income                                                                   271
Depreciation and amortization                                                200
Losses/gains from equity investments                                         122
Other non-cash items                                                          80
Change in pension reserves                                                    29
Change in deferred taxes                                                      23
Change in accounts receivables and other assets                              372
Change in other reserves and accrued liabilities                            -448
Change in other liabilities                                                 -119
Change in prepaid expenses and deferred charges                              -80
Change in deferred income                                                    180
                                                                           -----
NET CASH PROVIDED BY OPERATING ACTIVITIES                                    630
                                                                           -----
Purchase of fixed assets                                                    -480
Proceeds from disposal of fixed assets                                       215
Acquisitions of businesses, net of cash                                     -721
Change in liquid assets (maturities greater than 90 days)
and marketable securities                                                     25
                                                                           -----
NET CASH USED IN INVESTING ACTIVITIES                                       -961
                                                                           -----
Payments on settlement of put-options                                       -120
Purchase of Treasury stock                                                   -94
Proceeds from line of credit and long-term debt                              482
Payments made for STAR hedge                                                 -68
                                                                           -----
NET CASH PROVIDED BY/USED IN FINANCING ACTIVITIES                            200
                                                                           -----
Effect of foreign exchange rates on cash                                    -218
Net decrease in cash and cash equivalents                                   -349
Cash and cash equivalents, beginning of period                             1,043
                                                                           -----
Cash and cash equivalents, end of period                                     694
                                                                           =====

                                    SAP GROUP
                             ADDITIONAL INFORMATION
                        THREE MONTHS ENDED SEPTEMBER 30,
                                   UNAUDITED

(In Euro millions)

                                                        2001     2000    CHANGE
                                                        ----     ----    ------
OPERATING INCOME                                         159      148        7%
Depreciation & Amortization                               76       52       46%
EBITDA                                                   235      200       18%
   AS A % OF SALES                                        14%      14%

OPERATING INCOME                                         159      148        7%
Total stock based compensation                            21       54      -61%
TopTier Acquisition costs                                 21        0      n/a
OPERATING INCOME EXCLUDING STOCK BASED
COMPENSATION AND TOPTIER ACQUISITION COSTS               201      202        0%
   AS A % OF SALES                                        12%      14%

COMMERCE ONE IMPACT ON FINANCE INCOME                    -24       -5     -380%

INCOME BEFORE INCOME TAXES                               109      149      -27%
Income taxes                                              69       62       11%
EFFECTIVE TAX RATE                                        63%      42%
Impact of TopTier & Commerce One and other                21%       2%      19*%

EARNINGS PER SHARE EXCLUDING TOPTIER &
COMMERCE ONE ACQUISITION COST (IN EURO)                 0.25     0.28      -11%

----------
* percentage points

SAP GROUP

                             ADDITIONAL INFORMATION
                         NINE MONTHS ENDED SEPTEMBER 30,
                                    UNAUDITED

(In Euro millions)                              2001      2000     CHANGE

OPERATING INCOME                                 738       188       293%
Depreciation & Amortization                      200       156        28%
In-Process R&D                                     6         0       n/a
EBITDA                                           944       344       174%
   AS A % OF SALES                                19%        8%

OPERATING INCOME                                 738       188       293%
Total stock based compensation                    79       388       -80%
TopTier Acquisition costs                         41         0       n/a
OPERATING INCOME EXCLUDING STOCK BASED
COMPENSATION AND TOPTIER ACQUISITION COST        858       576        49%
   AS A % OF SALES                                17%       14%

COMMERCE ONE IMPACT ON FINANCE INCOME           -122       -11    -1,009%

INCOME BEFORE INCOME TAXES                       559       431        30%
Income taxes                                     288       177        63%
EFFECTIVE TAX RATE                                52%       41%
Impact of TopTier & Commerce One and other        13%        1%       12*%

EARNINGS PER SHARE EXCLUDING TOPTIER &
COMMERCE ONE ACQUISITION COST (IN EUROS)        1.33      0.83        60%


*  percentage points

1.  BASIS OF PRESENTATION:

The consolidated financial statements of the SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG"), together with its subsidiaries (collectively, "SAP," "Group" or "Company") as provided herein, have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

For further information, refer to the Company's Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001.


2. MANAGEMENT DISCUSSION AND ANALYSIS:

In the third quarter of 2001, revenues rose 16% over the same period last year to Euro 1.65 billion (2000: Euro 1.42 billion). Third quarter 2001 operating income, before charges for stock-based compensation programs (STAR and LTI) and TopTier acquisition related charges, were flat at Euro 201 million (2000: Euro 202 million). Operating margin, excluding stock based compensation and TopTier acquisition related charges, was 12% (2000: 14%). Earnings before interest, taxes, depreciation and amortization ("EBITDA") improved by 18% to Euro 235 million (2000: Euro 200 million). Net income for the third quarter 2001, adjusted for the TopTier acquisition costs and the Commerce One impact, was Euro 78 million (2000: Euro 88 million) and earnings per share was Euro 0.25 (2000: Euro 0.28).

In the quarter, revenues in Europe, the Middle East and Africa (EMEA) region increased 32% to Euro 841 million (2000: Euro 639 million) and in the Asia-Pacific region (APA) revenues were down 6% to Euro 195 million (2000: Euro 208 million). Revenues in the Americas region rose 7% to Euro 613 million (2000: Euro 574 million); however, at constant currency rates, revenues in the Americas would have risen 9%.

REVENUE BY REGION (IN EURO MILLIONS)

                                    REVENUE    REVENUE
                                    3Q 2001    3Q 2000     CHANGE    % CHANGE
TOTAL                                1,649      1,421        228        16
- at constant currency rates                                            19
EMEA                                   841        639        202        32
- at constant currency rates                                            32
Asia/Pacific                           195        208        -13        -6
- at constant currency rates                                             3
Americas                               613        574         39         7
- at constant currency rates                                             9

Product revenues in the third quarter rose 9% to Euro 995 million (2000: Euro 913 million). License revenues were down 7% to Euro 447 million (2000: Euro 480 million). Consulting and training revenues rose 30% to Euro 524 million (2000:
Euro 404 million) and 19% to Euro 113 million (2000: Euro 95 million), respectively.

For the third consecutive quarter, the Company is providing additional information on revenues from certain specific software solutions. In the third quarter of 2001, software revenues related to mySAP CRM (Customer Relationship Management) reached approximately Euro 78 million, representing 17% of total software license sales (Euro 447 million). Third quarter mySAP SCM (Supply Chain Management) related revenues totaled around Euro 98 million, representing 22% of total software license sales. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

NINE MONTHS RESULTS

For the first nine months, sales increased 23% over 2000 to Euro 5.0 billion (2000: Euro 4.1 billion). Operating income, before charges for stock based compensation and TopTier acquisition related charges, was up 49% to Euro 858 million (2000: Euro 576 million). License revenues for the first nine months of 2001 rose 11% to Euro 1.55 billion (2000: Euro 1.4 billion). Consulting revenues grew 34% to Euro 1.51 billion (2000: Euro 1.13 billion) and training revenue increased 20% to Euro 349 million (2000: Euro 290 million).

In the first nine months, sales in the APA region were up 10% to Euro 593 million (2000: Euro 539 million), in the EMEA region, revenues increased 33% to Euro 2.6 billion (2000: Euro 1.96 billion) and in the Americas, revenues rose 14% to Euro 1.83 billion (2000: Euro 1.61 billion).

3.   OUTLOOK

Due to changes in corporate software spending timetables, SAP has updated its full year outlook and now sees full year 2001 revenues growing by around 15% and expects operating margins excluding stock based compensation and TopTier acquisition related charges to match the 20% levels achieved in 2000.

SAP continues to shape and re-focus its global organization and enhance its products and services in this rapidly changing environment. Consequently, the Company is accelerating cost reduction measurements, including adjusting the levels and mix of its employees, particularly in the U.S. The Company continues to extend its infrastructure in certain areas where SAP is growing its profile, such as CRM and SCM.


4.   HEADCOUNT

                                   SEPTEMBER     DECEMBER      ABSOLUTE
IN FULL TIME EQUIVALENTS             2001          2000        INCREASE
Research & Development               7,089        6,138           951
Service & Support                   12,686       11,054         1,632
Sales & Marketing                    4,983        4,229           754
General & Administration             3,126        2,757           369
                                    ------       ------        ------
SAP GROUP                           27,884       24,178         3,706
                                    ------       ------        ------
EMEA                                17,646       15,305         2,341
Americas                             6,969        6,121           848
Asia/Pacific                         3,269        2,752           517

5.  SECOND QUARTER HIGHLIGHTS

Major contracts in the quarter included Rolls Royce, Centrica and Getronics in the EMEA region; CreoScitex, City of Montreal and Agilent in the Americas; and Samsung, Telephone Organization of Thailand and Shanghai Pudong Development Bank in the APA region among others in all regions.

SAP concluded additional investment in Commerce One: SAP received all necessary approvals from U. S. antitrust authorities for its additional investment. SAP now owns slightly more than 20% of Commerce One outstanding stock.

SAP began shipping the newest version of mySAP Customer Relationship Management to customers worldwide in August: mySAP CRM provides unparalleled breadth and depth of functionality through a full suite of CRM functions. In addition, mySAP CRM can also serve as a platform to openly integrate with either SAP or non-SAP business applications such as supply chain management, product lifecycle management and human lifecycle management for flexibility that meets each business's unique needs.

SAP AG established a Global Professional Services Organization (Global PSO) within SAP AG: The new business unit will work closely with the global consulting partners of SAP and focus on high-profile SAP customers that require consulting services for global e-business solution projects, independent of geography and across industries.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-fourth of a ordinary share, trade on the New York Stock Exchange under the symbol `SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.